IntelGenx Technologies Corp.
6425 Abrams, Ville Saint Laurent
Quebec H4S 1X9, Canada

August 10, 2011

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Attn.:	Joel Parker, Accounting Branch Chief
Jeffrey Riedler, Assistant Director
Jim B. Rosenberg, Senior Assistant Chief Accountant
Vanessa Robertson, Staff Accountant
Rose Zukin, Staff Attorney

Re:	IntelGenx Technologies Corp.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 29, 2011
Form 10-Q for the Quarterly Period Ended March 31, 2011
Filed May 10, 2011
File No. 000-31187

Ladies and Gentlemen:

We are in receipt of the comments of the staff of the Securities and Exchange Commission (the “Commission”) to the Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed on March 29, 2011, and Quarterly Report on Form 10-Q for the three months ended March 31, 2011 filed on May 10, 2011, of IntelGenx Technologies Corp. (the “Company”) by letter dated August 4, 2011 to Mr. Paul A. Simmons, the Company’s Chief Financial Officer, and have set forth below the Company’s responses. The responses correspond to the numbered items in the Commission’s letter. For your convenience, we have also inserted each of your comments above the corresponding response.

Form 10-K for the fiscal year ended December 31, 2010

Business
Product Portfolio, page 5

1.	Comment:

We note your disclosure that new batches of INT0004 are being manufactured by Pillar5 Pharma, an entity that also manufactures clinical test batches and commercial products for your VersaTab and AdVersa tablet products. You disclose on page 2 that you have entered into a Memorandum of Agreement with Pillar5 Pharma related to the manufacture of your products. An agreement between the parties has not been filed as an exhibit to your Form 10-K. If you have entered into an agreement with Pillar5 Pharma related to the manufacture of your products, please amend your Form 10-K for the fiscal year ended December 31, 2010 to describe the material terms of this agreement, including each parties’ rights and obligations under the agreement, duration, termination provisions and all other material terms. Please also file the agreement as an exhibit, or provide us with a legal analysis as to why you believe the agreement need not be filed pursuant to Item 601(b)(10) of Regulation S-K.

If you have not yet entered into an agreement with Pillar5 Pharma, please confirm that you will file it as an exhibit to a periodic or current report when you do so, and will also describe the material terms.

Response:

As disclosed on page 24 of the Company’s Form 10-K, as well as in the Company’s Current Report on Form 8-K filed with the Commission on May 4, 2010, on April 30, 2010, the Company entered into a Memorandum of Agreement (the “MOA”) with Pillar5 Pharma Inc., a drug manufacturing company based in Ontario, Canada (“Pillar5 Pharma”), pursuant to which the Company agreed to use its best efforts to ensure that third parties who are licensed to distribute the Company’s oral dose pharmaceutical products developed for commercial production be directed to Pillar5 Pharma for purposes of negotiating a manufacturing agreement requiring Pillar5 Pharma to manufacture those products. Such potential manufacturing agreements are to be negotiated and entered into between such third party licensees and Pillar5 Pharma. It was never contemplated or expressly agreed that the Company would be a party to any potential manufacturing agreements, or otherwise be involved in the negotiation of such agreements. The Company’s role was solely to make referrals and introductions to facilitate a manufacturing relationship for the commercial supply of product(s) between the Company’s licensees and Pillar5 Pharma.

As consideration for the Company’s undertaking as set forth above, Pillar5 Pharma issued 114 shares of its voting common stock (the “Shares”), representing 10% of the issued and outstanding shares of Pillar5 Pharma, to be held in escrow until such time as Pillar5 Pharma achieves certain revenue targets from any potential manufacturing agreements entered into by Pillar5 Pharma with the Company’s licensees. Under the MOA, the Company’s ownership of the Shares are contingent due to the following restrictions, without limitation: (i) Pillar5 Pharma achieving minimum revenues of $9,000,000 by December 31, 2013 from potential manufacturing agreements with the Company’s licensees; (ii) the Shares are being held in escrow, thereby preventing the Company from having physical possession of, or otherwise selling, transferring or disposing of, the Shares; and (iii) if the board of directors of Pillar5 Pharma declares and pays dividends on its shares of common stock, such dividends otherwise payable to the Company in connection with the Shares are also to be held in escrow and not remitted to the Company. In addition, Pillar5 Pharma is a private company whose common stock is not quoted or listed publicly on any over-the-counter market or exchange. Therefore, there is no trading market for the sale of the Shares by the Company even if the revenue milestones are achieved and the Shares are released from escrow, and there can be no assurance that any such trading market will develop.

Due to the contingent nature of the Company’s ownership of the Shares and the marketability and liquidity of the Shares, the Company has never reflected the Shares in its financial statements. In addition, as of the date hereof, the Company believes that there is a high likelihood that Pillar5 Pharma will not be able to achieve the revenue milestones necessary to permit the release of the Shares from escrow to the Company. Since the execution of the MOA, no company has entered into a manufacturing agreement with Pillar5 Pharma. Furthermore, the Company currently expects that only one Company licensee will enter into a manufacturing agreement with Pillar5 Pharma prior to December 31, 2013, which relates to the Company’s antidepressant CPI-300. Manufacturing volumes pursuant to this agreement will be low, resulting in minimal revenues generated by Pillar5 Pharma thereunder. Therefore, it has been, and continues to be, contemplated that the MOA, and the rights and obligations of the parties thereunder, will expire in December 2013 without the required revenue milestones achieved and without the Shares being released from escrow to the Company.

Based upon the foregoing, in April 2010 and as of the date hereof, the Company believes that the MOA is not a material contract that requires detailed disclosure in a periodic or current report, or that must be filed as an exhibit to such a report in accordance with Item 601(b)(10) of Regulation S-K. The Company respectfully submits that the MOA is a contract that ordinarily accompanies the kind of business conducted by the Company, and therefore, was made in the ordinary course of its business. Moreover, the MOA is not an agreement that falls within any of the categories set forth in Item 601(b)(10)(ii) or (iii) of Regulation S-K that would require detailed disclosure of, and the filing of, an agreement that is otherwise made in the ordinary course of a registrant’s business.

If and when the Company does enter into a material, definitive agreement with Pillar5 Pharma, the Company hereby confirms that it will file such agreement as an exhibit to a periodic or current report, and will also describe the material terms thereof. For clarification purposes and as set forth above, the Company will not enter into any manufacturing agreements with Pillar5 Pharma for the commercial supply of product(s). Such agreements will be entered into solely between Pillar5 Pharma and the Company’s licensees.

With respect to the new batches of INT0004, as well as the Company’s VersaTab and AdVersa tablet technologies, separate immaterial agreements were entered into with Pillar5 Pharma. These agreements were for the limited purpose of manufacturing sample batches of tablets required for clinical testing of such products, which was completed within a few weeks after execution. Accordingly, the Company believes that such agreements were made in the ordinary course of its business, and were not material contracts that require detailed disclosure in a periodic or current report, or that must be filed as exhibits to such a report in accordance with Item 601(b)(10) of Regulation S-K. In addition, such agreements do not fall within any of the categories set forth in Item 601(b)(10)(ii) or (iii) of Regulation S-K.

2.	Comment:

We note your disclosure that Gesticare is developed and manufactured by Azur Pharma pursuant to a development agreement. Please amend your Form 10-K for the fiscal year ended December 31, 2010 to describe the material terms of this agreement, including each parties’ rights and obligations under the agreement, payment provisions, duration, termination provisions and all other material terms. Please also file the agreement as an exhibit, or provide us with a legal analysis as to why you believe the agreement need not be filed pursuant to Item 601(b)(10) of Regulation S-K.

Response:

As disclosed on page 5 of the Company’s Form 10-K, in December 2007, the Company entered into a license and development agreement (the “Agreement”) with Azur Pharma International II Ltd. (“Azur Pharma”) for the development and manufacture of a prenatal vitamin supplement using product-specific intellectual property that the Company developed. The Company developed the prenatal vitamin supplement and Azur Pharma was responsible for entering into a supply agreement with a manufacturer for the manufacturing of such product. The product was launched in the United States during the fourth quarter of 2008 under the brand name Gesticare.

Upon the execution of the Agreement in December 2007 and until Gesticare’s launch at the end of 2008, there was no assurance that the product would be successfully developed and manufactured. In addition, subsequent to the product’s launch, there was no assurance that the product would achieve the necessary market penetration to generate material revenues for the Company. The main goal in developing this product was to prove that the Company’s technology could be transformed into a commercial product. Moreover, the Company expected to generate revenue growth from its other product offerings which would reduce the materiality of any revenues that the Company would generate from royalty income arising from sales of Gesticare. Accordingly, the Company believes that the Agreement was, and is, not a material contract and is the type of contract entered into by the Company in the ordinary course of its business.

Based upon the foregoing, in December 2007 and as of the date hereof, the Company believes that the Agreement is not a material contract that requires detailed disclosure in a periodic or current report, or that must be filed as an exhibit to such a report in accordance with Item 601(b)(10) of Regulation S-K. The Company respectfully submits that the Agreement is a contract that ordinarily accompanies the kind of business conducted by the Company, and therefore, was made in the ordinary course of its business. Moreover, the Agreement is not an agreement that falls within any of the categories set forth in Item 601(b)(10)(ii) or (iii) of Regulation S-K that would require detailed disclosure of, and the filing of, an agreement that is otherwise made in the ordinary course of a registrant’s business.

Intellectual Property and Patent Protection, page 9

3.	Comment:

Please expand the table on page 9 to identify the duration of each patent. Your current disclosure that “patents expire 20 years after submission of the initial application” is not sufficient.

Response:

We will expand upon the final column of the table on page 9 of the Company’s Form 10-K to disclose the exact expiration date of each of the four issued patents, as follows (changes italicized):

Date submitted / issued /
Patent No.	Title	Subject	expiration

US 6,231,957	Rapidly disintegrating	The composition, manufacturing,
	flavor wafer for flavor	and use of rapidly disintegrating	Issued May 15, 2001
	enrichment	flavored films for releasing	Expires May 6, 2019
flavors to certain substrates

US 6,660,292	Rapidly disintegrating	Composition and manufacturing	Issued December 9, 2003
	film for precooked foods	of flavored films for releasing	Expires June 19, 2021
flavors to precooked food
substrates

US 7,132,113	Flavored film	Composition and manufacturing	Issued April 16, 2002
		method of multi-layered films	Expires April 16, 2022

US Appl.	Multilayer Tablet	Formulation and Method of
		Preparation of Multilayered	Published August 16,
2007/0190144		Tablets	2007

US Appl.	Multi-Vitamin And	Formulation and Method of
2007/0128272	Mineral Supplement	Preparation of Prenatal	Published June 7, 2007
Multivitamin Supplement

US Appl.	Oral dosage formulation	Multilayer oral dosage forms	Published June 15, 2006
2006/0127478

US Appl. 11/782,838	Controlled Release	Formulation and Method Of
PCT/IB2007/03950	Pharmaceutical Tablets	Making Tablets Containing	July 25, 2006
Bupropion And Mecamylamine

US Patent 7,674,479	Sustained-release	Formulation and Method Of
	Bupropion and	Making Tablets Containing	Issued March 9, 2010
	Bupropion /	Bupropion And Mecamylamine	Expires July 25, 2027
Mecamylamine tablets

US Appl.	Oral Mucoadhesive	Direct compression formulation
12/836810	dosage form	for buccal and sublingual dosage	July 15, 2010
forms

US Appl.	Oral film dosage forms	Optimization of Film strip
US 12/936.132	and methods for making	technology	December 8, 2010
same

US Provisional Appl.	Methods for making	Oral films containing Tadalafil
US 61/327969	improved solid oral		April 26, 2010
dosage forms comprising
Tadalafil

Form 10-Q for the quarterly period ended March 31, 2011

Exhibits 31.1 and 31.2

4.	Comment:

We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please amend your filing to revise the certifications to include the introductory language of paragraph 4 of Item 601(b)(31) of

Regulation S-K to include reference to internal controls as well as the language of paragraph 4(b) of Item 601(b)(31).

Response:

We will amend the Company’s Form 10-Q to revise the Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K to include the introductory language of paragraph 4 of Item 601(b)(31) to reference internal controls, as well as the language of paragraph 4(b) of Item 601(b)(31), as follows (changes italicized):

Exhibit 31.1

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Horst Zerbe, Chief Executive Officer of the IntelGenx Technologies Corporation (the "registrant"), certify that:

1. I have reviewed this quarterly report on Form 10-Q/A of IntelGenx Technologies Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August ___, 2011

/s/ Horst Zerbe
Horst Zerbe
Chief Executive Officer

* * * * *

The Company hereby acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Paul A. Simmons
Paul A. Simmons
Chief Financial Officer